FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Sol Strategies Inc. (the "Company")

217 Queen Street West, Suite 401
Toronto, ON M5V 0R2

2. Date of Material Change January 6, 2025

3. News Release

A press release disclosing the material change was released on January 7, 2025, through the facilities of Newsfile Corp.

4. Summary of Material Change

On January 6, 2024, the Company entered into an an amended and restated credit facility agreement (the "Agreement") dated January 6, 2025 with Antanas Guoga (the "Lender"), the Company's Chairman and director, providing for a $25 million unsecured, revolving demand credit facility (the "Credit Facility"). The Agreement amends and restates the credit facility agreement between the Company and the Lender dated October 21, 2024, to increase the amount available to the Company under the Credit Facility.

5. Full Description of Material Change

Under the terms of the Credit Facility, the Lender agreed to make available to the Company up to $25 million (the "Commitment Amount") in principal amount of unsecured, revolving credit, in such amounts as may be requested by the Company from time to time prior to January 6, 2027 (the "Maturity Date"). The drawn and unpaid portion of the Commitment Amount (the "Principal Balance") will bear interest at a rate of 5% per annum, accrued daily. The Principal Balance and accrued and unpaid interest will be payable on the Maturity Date, subject to the Lender's right to demand repayment of amounts outstanding under the Credit Facility at any time.

The Company expects to use any borrowings under the Credit Facility for its day-to-day working capital requirements and investment purposes. $4,000,000 of the Credit Facility has been drawn as of the date of this material change report.

The following supplementary information is provided in accordance with Section 5.2 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").

(a) a description of the transaction and its material terms:

On January 6, 2024, the Company entered into the Agreement with the Lender, who is a director, the Executive Chairman and a shareholder of the Company.

(b) the purpose and business reasons for the transaction:

The Company entered into the Agreement to fund the Company's general corporate and working capital requirements.

(c) the anticipated effect of the transaction on the issuer's business and affairs:

The Company's general corporate and working capital requirements will be funded by the Credit Facility.

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

On January 6, 2024, the Company entered into the Agreement with the Lender, who is a director, the Executive Chairman and a shareholder of the Company.

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (I) for which there would be a material change in that percentage:

Prior to entering into the Agreement, Mr. Guoga held, directly or indirectly, an aggregate of 50,763,267 common shares (the "Common Shares") in the capital of the Company and 2,000,000 stock options. Upon entering into the Agreement, Mr. Guoga holds, director or indirectly, an aggregate of 50,763,267 Common Shares and 2,000,000 stock options, representing approximately 33.04% of the issued and outstanding Common Shares on a non-diluted and 33.92% on a partially diluted basis.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

A resolution of the board of directors was passed on January 6, 2025, approving the Agreement. No special committee was established in connection with the transaction, and no materially contrary view or abstention was expressed or made by any director.

(f) A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Other than the Agreement, the Company did not enter into any agreement with an interest party or a joint actor with an interested party in connection with Credit Facility. To the Company's knowledge, no related party to the Company entered into any agreement with an interest party or a joint actor with an interested party, in connection with the Credit Facility.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The transaction contemplated by the Agreement is exempt from the formal valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101"). The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(1)(a) of MI 61- 101, as the Company is not listed on a specified market and the Credit Facility is less than 25% of the Company's market capitalization, as determined in accordance with MI 61- 101.

6. Reliance on subsection 7.1(2) of National Instrument 51-102 The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8. Executive Officer

For further information, contact Doug Harris, Chief Financial Officer of the Company at 416-480- 2488.

9. Date of Report

This report is dated at Toronto, this 7th day of January, 2025.

Cautionary Statement Regarding Forward-Looking Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this material change report. This material change report contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved". Forward-looking statements in this material change report include statements regarding the company's future staking holdings and intended use of proceeds from the Credit Facility and growth plans. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.